Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Host Marriott Corporation filed a preliminary proxy statement/prospectus as part of a registration statement on Form S-4 on December 9, 2005 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). In addition, Host Marriott Corporation will prepare and file a definitive proxy statement/prospectus and other documents regarding the proposed transactions with the SEC. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) becomes available because it contains important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed transactions. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transactions. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Company Overview

Largest owner of luxury and upper upscale full-service hotels

Irreplaceable assets in premier markets with high barriers to entry

Focused on urban and resort convention hotels

107 hotels (over 55,000 rooms)

Total Enterprise Value of approximately $12 billion

Largest lodging REIT

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October 1993

Marriott Corporation splits into two publicly-traded companies: Host Marriott Corporation, an owner of lodging and real estate and an operator of airport terminal concession businesses; and Marriott International, the manager of lodging and contract services businesses. Host Marriott owns 25 full-service hotels.

January 1996

Host Marriott Corporation spins off the airport terminal concession business. The Company owns 55 full-service properties with over 25,000 rooms.

April 1998

Host Marriott Corporation launches its multi-brand strategy and announces the acquisition of 12 world-class hotels, including: four Hyatts, two Four Seasons and four Swissôtels.

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January 1999

Host Marriott Corporation converts into a real estate investment trust (REIT). The Company owns 126 hotels with over 58,000 rooms.

January 2004

Host Marriott rebrands the Swissôtel, Atlanta into the Atlanta Westin, the company’s first Starwood-branded hotel.

2003-2005

Host Marriott acquires five hotels for approximately $1.1 billion, including the Fairmont Kea Lani, Maui, the Hyatt Maui Resort and Spa, the Hyatt Regency Capitol Hill in Washington, DC, and the Embassy Suites, Chicago.

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November 2005

Host Marriott announces the acquisition of 38 hotels from Starwood, enhancing its brand diversification, creating a significant relationship with an outstanding hotel operating/brand company, launching the Company’s expansion into Europe, and establishing an international platform for growth.

Upon completion of the transaction, the Company will own 145 hotels with over 74,000 rooms.

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Current Portfolio of Brands

Green Street Advisors: “Based on quality, location, and property condition, Host Marriott possesses the most desirable collection of hotels owned by a public company.”

Ritz-Carlton, Naples

New York Marriott Marquis

Hyatt Regency Maui

The Fairmont, Kea Lani

Toronto Eaton Centre

Orlando World Center Marriott

Embassy Suites Chicago Lakefront

Atlanta Buckhead Westin

Hyatt Regency, Washington D.C.

Starwood Portfolio Acquisition

Starwood Portfolio

Portfolio of 38 upper upscale and luxury full-service hotels (18,964 rooms), including 25 domestic and 13 international assets:

20 Sheratons

13 Westins

2 Ws

2 Luxury/St. Regis

1 Unbranded

Purchase price: $4.0 billion

Transaction expected to close at the end of 1st

Quarter 2006 and is subject to a Host Marriott stockholder vote and other closing conditions

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Strong Portfolio

High-quality portfolio that matches up well with Host’s existing portfolio in terms of asset quality and positioning; average hotel contains approximately 500 rooms and generates RevPAR of $117, both comparable to our current portfolio

Portfolio made up entirely of luxury and upscale hotels, including six city-center hotels with over 750 rooms

80% of the hotels* are in urban, convention or resort locations, providing additional concentration in our desired segments

29% of the portfolio* is situated outside the United States, with 15% in Europe, providing additional geographic distribution

* Based on revenues.

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Profile of Hotel Portfolio

Brand Mix (Based on Revenue)

Host Marriott Stand-alone

6%

1%

Combined

9%

2%

4%

2%

12%

7%

2%

9%

70%

53%

9%

Starwood Portfolio

3%

9%

14%

Marriott

Sheraton

Westin

Ritz-Carlton

33%

55%

Hyatt

Fairmont

W

Other

Profile of Hotel Portfolio

Geographic Scope (Based on Revenue)

Host Marriott Stand-alone

3%

Combined

9%

97%

Starwood Portfolio

29%

91%

International

Domestic

71%

Profile of Hotel Portfolio

Geographic Coverage – Host Marriott Portfolio

Host Marriott Portfolio

Profile of Hotel Portfolio

Geographic Coverage – Combined Portfolio

Host Marriott Portfolio

Starwood Portfolio

Benefits to Host From the Acquisition

Transaction creates significant relationship with another major hotel operating/brand company and furthers our brand diversification strategy

Opportunity to benefit from expected improvement in market share among Starwood’s brands

Opportunity to improve growth through asset management and value enhancement initiatives

European properties create a strong foundation for further European expansion

Partnership with Starwood will enhance future growth opportunities

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Post-closing Brand Portfolio

Overview

HOST

hotels & resorts

No. of Hotels

107

145

No. of Rooms

55,221

74,185

TEV

$12 billion

$16 billion

Equity Market Cap.

$6 billion

$9 billion

Scale

3rd-Largest Pub. Lodging Co.

Largest Lodging REIT

Largest Public Lodging Co.

9th-Largest REIT

6th-Largest REIT

Largest Lodging REIT

Brands

14

18

Markets

Over 35

Over 50

Countries

3

9

Starwood Portfolio Hotels

Sheraton New York

Sheraton Boston

Sheraton San Diego

The Westin Seattle

The Westin Los Angeles Airport

W New York

The Westin Indianapolis

Sheraton Indianapolis

The Westin Mission Hills

The Westin Cincinnati

Sheraton Stamford

The Westin Tabor Center

W Seattle

The Westin South Coast Plaza

Sheraton Milwaukee Brookfield

Sheraton Braintree

Sheraton Parsippany

The Westin Waltham-Boston

The Westin Grand, D.C.

Sheraton Suites Tampa Airport

Sheraton Needham

St. Regis Hotel, Houston

Sheraton Tucson

Sheraton Providence Airport

Capitol Hill Suites

Sheraton Centre Toronto

Le Centre Sheraton Montreal

Sheraton Roma

The Westin Palace, Madrid

Sheraton Santiago

Sheraton Skyline

Sheraton Warsaw

Sheraton Hamilton

Sheraton Fiji

Sheraton Royal Denarau

The Westin Palace, Milan

The Westin Europa & Regina

San Cristobal Tower

Host Marriott Strategy

Core Strategy and Values

Best in Class

- Best assets

- Best brands

- Best management

- Best growth

Company Values

- Passionate about Excellence

- Dedicated to Partnership

- Committed to Integrity

- One with our Community

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Strategic Focus

Provide outstanding returns to our shareholders by focusing on:

Intelligent portfolio management

Disciplined capital allocation

Sound financial management

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Intelligent Portfolio Management

The Mission of Asset Management

Best in class portfolio stewardship

Build strong stakeholder relationships

Maximize cash flow growth and asset appreciation

Optimize portfolio through disciplined capital allocation and implementation

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Intelligent Portfolio Management (cont.)

Understanding the Business

Real Estate Experience

Consulting

Real Estate Ownership

Operational Experience

General Manager

Director of Finance/Controller

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Intelligent Portfolio Management (cont.)

Operational Oversight

Balanced Scorecard

Associate satisfaction

Guest satisfaction

Financial performance

Periodic property visits and inspections

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Intelligent Portfolio Management (cont.)

Operational Oversight

Financial Analysis

Revenue/Cost savings opportunities

Benchmarking (“Best Practices”)

Market analysis

Market share

Competitive positioning

Demand trends

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Intelligent Portfolio Management (cont.)

Value Enhancement

Carefully evaluate the capital needs and opportunities for each property

Focus on long-term sustainability

Maximize competitive position of each asset

Return on investment (e.g., space conversion)

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Intelligent Portfolio Management (cont.)

Partnership & Challenges

Cultural differences

Host has an open mind and is looking to learn from you

Partnership

Work together to accomplish great things

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Disciplined Capital Allocation

Target Acquisition Profile:

Upper Upscale/Luxury

Urban/Resort/Convention

Best operators and brands

Since November 2003, acquired approximately $1.1 billion of upper upscale/luxury properties

Intend to utilize European platform to drive further growth in Europe, potentially through a joint venture structure where Host would be the managing general partner, a significant investor and the asset manager

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Sound Financial Management

Continue to maximize liquidity and flexibility

Strong balance sheet

currently, $12 billion enterprise value

post-acquisition, $16 billion enterprise value, making Host the largest lodging company in the U.S. and the sixth largest REIT

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